EXHIBIT 12.1
ALEXANDRIA REAL ESTATE EQUITIES, INC.
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

	Year Ended December 31,
	2014		2013	2012		2011	2010

Income from continuing operations before noncontrolling interests (a)	$104,991		$139,349	$96,712		$117,316	$122,038
Add: Interest expense	79,299		67,952	69,184		63,373	66,341
Subtract: Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(4,856)		(954)	(955)		(1,323)	(1,156)
Earnings available for fixed charges (b)	$179,434		$206,347	$164,941		$179,366	$187,223

Fixed charges:
Interest incurred	$126,287		$128,038	$131,424		$120,610	$132,345

Preferred stock dividends	25,698		25,885	27,328		28,357	28,357
Preferred stock redemption charge	1,989		—	5,978		—	—

Total combined fixed charges and preferred stock dividends	$153,974		$153,923	$164,730		$148,967	$160,702

Consolidated ratio of earnings to fixed charges	1.42	(c)	1.61	1.26	(d)	1.49	1.41	(e)

Consolidated ratio of earnings to combined fixed charges and preferred stock dividends	1.17	(c)	1.34	1.00	(d)	1.20	1.17	(e)

(a)	Includes gains on sales of land parcels that are not attributable to discontinued operations and excludes equity in earnings from unconsolidated joint ventures.

(b)
For purposes of calculating the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income from continuing operations before noncontrolling interests and interest expense less noncontrolling interests in income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest).

(c)
Ratios for the year ended December 31, 2014, include the effect of losses on early extinguishment of debt aggregating $525 thousand, a preferred stock redemption charge of $2.0 million, impairment of land parcel of $24.7 million, and impairment of real estate of $27.0 million. Excluding the impact of losses on early extinguishment of debt, the preferred stock redemption charge, impairment of land parcel, and the impairment of real estate, the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2012, were 1.83 and 1.52, respectively.

(d)
Ratios for the year ended December 31, 2012, include the effect of losses on early extinguishment of debt aggregating $2.2 million, a preferred stock redemption charge of $6.0 million, impairment of land parcel of $2.1 million, and impairment of real estate of $11.4 million. Excluding the impact of losses on early extinguishment of debt, the preferred stock redemption charge, impairment of land parcel, and the impairment of real estate, the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2012, were 1.42 and 1.13, respectively.

(e)
Ratios for the year ended December 31, 2010, include the effect of loss on early extinguishment of debt aggregating $45.2 million. Excluding the impact of loss on early extinguishment of debt, the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2010, were 1.76 and 1.45, respectively.